Exhibit 99.6

AMENDING AGREEMENT NO. 1

THIS AGREEMENT is dated as of the 12th day of November, 2014

B E T W E E N:

SILVER WHEATON CORP., a company existing under the laws of the Province of Ontario

(“Silver Wheaton”)

     OF THE FIRST PART

AND:

HUDSON BAY MINING AND SMELTING CO., LIMITED, a company existing under the federal laws of Canada

(the “Supplier”)

OF THE SECOND PART

A N D:

HUDBAY MINERALS INC., a company existing under the federal laws of Canada

(“Parent Company”)

       OF THE THIRD PART

WITNESS THAT:

A.                            WHEREAS Silver Wheaton, the Supplier and the Parent Company (collectively, the “Parties”) entered into the Precious Metals Purchase Agreement dated August 8, 2012 (the “PMPA”), pursuant to which the Supplier agreed to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from the Supplier, an amount of Refined Silver equal to the Payable Silver and an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of the PMPA.

B.                            AND WHEREAS the Parties wish to amend the PMPA in accordance with the terms and conditions of this Agreement.

C.                            AND WHEREAS capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the PMPA.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties mutually agree as follows:

1.                                      Amendments. The PMPA is hereby amended as follows, with effect as of the date hereof:

(a)                                 The definition of “Mining Properties” in Section 1.1. is hereby amended by adding the following after the words “Schedule B.”:

“Notwithstanding the foregoing, if the mining claim known as “War Baby” (Disposition Number P1048F) (also known as 777 Deeps) is acquired (whether in whole or in part) by a Hudbay Group Entity or Hudbay PMPA Entity under an Option Agreement between Callinan Royalties Corporation and the Supplier (as may be amended, substituted or replaced from time to time) (the “Option Agreement”), Mining Properties will also include the War Baby claim (and any encumbrances thereon shall become Permitted Encumbrances for purposes of this Agreement).”

(b)                                 The definition of “Permitted Encumbrances” in Section 1.1 is hereby amended to delete item (ix) thereof in its entirety and replace it with the following:

“(ix) encumbrances related to (x) the Net Profits Interest and Royalty Agreement dated as of January 1, 1988 between the Supplier, Hudson Bay Exploration and Development Company Limited and Consolidated Callinan Flin Flon Mines Limited (the “NPI Agreement”) and (y) upon the termination of the NPI Agreement, encumbrances related to the net smelter returns royalty agreement (or similar type of agreement) to be entered into between Callinan Royalties Corporation and the Supplier related to the Mining Properties (a draft of which has been made available to Silver Wheaton) (the “NSR Agreement”), which such agreement will replace the NPI Agreement in its entirety;”.

(c)                                  Schedule “E” to the PMPA is hereby amended by adding the following:

“18.        The entering into of the NSR Agreement and the Option Agreement will not have an Adverse Impact nor a material impact on the economics of the operation of the Supplier’s 777 mine.”

2.                                      Confirmations and Agreements. The provisions of the PMPA, as amended by the provisions hereof, are in full force and effect and are hereby confirmed and ratified, except that, on and after the date hereof, all references in the PMPA to “this Agreement”, “hereof”, “hereto” and “hereunder” and similar expressions referring to the PMPA shall mean and be a reference to the PMPA as amended hereby.  Each of the Supplier and the Parent Company hereby confirms and agrees that (i) any pledges, charges, mortgages, debentures, security agreements or assignments granted by any Hudbay PMPA Entity in favour of Silver Wheaton shall continue to secure payment of all PMPA Obligations and (ii) any guarantee executed and delivered by a Hudbay PMPA Entity to and in favour of Silver Wheaton, pursuant to or in respect of the PMPA, which continues outstanding at the date hereof is hereby confirmed and ratified and shall continue to guarantee the PMPA Obligations.

3.                                      Miscellaneous.

(a)                                 Each of the Parties represents and warrants to each of the other Parties that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Agreement and this Agreement has been duly executed by such party, as required, and when delivered, shall be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the PMPA.

(b)                                 This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the PMPA for all purposes. Except as otherwise amended or altered by this Agreement, the provisions of the PMPA shall be and continue in full force and effect and are hereby confirmed.

(c)                                  In the case of any conflict between the terms and conditions of the PMPA and the terms or conditions of this Agreement, the terms and conditions of this Agreement shall prevail.

(d)                                 This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original and all executed counterparts taken together shall constitute one agreement.  Each of the Parties may execute this Agreement by signing any such counterpart.

(e)                                  Time shall be of the essence in this Agreement.

(f)                                   This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

This Agreement shall be binding upon and enure to the benefit of the Parties.  This Agreement shall be binding upon any assigns and enure to the benefit of any permitted assigns under the PMPA.

[Signature page follows.]

The Parties have executed this Agreement as of the day and year first written above.

SILVER WHEATON CORP.

By:	(signed) “Curt D. Bernardi”
	Name:	Curt D. Bernardi
	Title:	Senior Vice President, Legal and
Corporate Secretary

HUDSON BAY MINING AND SMELTING CO., LIMITED

By:	(signed) “Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, General Counsel and
Corporate Secretary

HUDBAY MINERALS INC.

By:	(signed) “Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, General Counsel and
Corporate Secretary

Amendment No. 1 to 777 PMPA